FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 001-10306

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosure 1 Filing of Annual Report on Form 20F with SEC announcement made on 1 June 2009

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE COMMISSION

National Westminster Bank Plc (the "Company") announced today that, on 28 May 2009, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC). The document is available for viewing on the SEC website at  www.sec.gov and also on the Company's website at  www.rbs.com . The Company will send any holder of the Company's securities, upon request, a hard copy of the Company's complete audited financial statements free of charge. Requests may be made by writing to the Group General Counsel and Group Secretary, The Royal Bank of Scotland Group plc, RBS Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Aileen Taylor
Head of Group Secretariat
1 June 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 June 2009

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat